77 I. (B) TERMS OF NEW OR AMENDED SECURITIES:


     Spectra Fund
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     The creation of a new class of shares, Class A shares, was approved at a
     Special Meeting of the Board of Trustees held on February 14, 2000. The Class A shares bear a front-end sales charge. A Rule 18f-3 Plan was approved to reflect the new dual-class structure. Class A shares were duly established and became effective on June 30, 2000.